SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE FURIA ORGANIZATION, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

361060 20 5
(CUSIP Number)

Mr. Michael D. Alexander
The Furia Organization, Inc.
2233 Ridge Road, Suite 102
Rockwall, TX 75087
Telephone: 972.722.9999
_____________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 361060 20 5

______________________________________________________________________________________
(1)   Names of Reporting Persons.                            I.R.S. Identification Nos. of Above Persons (entities only)

       Michael D. Alexander____________________________________________________________

(2)	Check the Appropriate Box if a Member	(a)
	of a Group	(b)

       Not applicable__________________________________________________________________
(3)     SEC Use Only

_____________________________________________________________________________________
(4)     Source of Funds

       OO (Stock Exchange)_____________________________________________________________
(5)     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       ______________________________________________________________________________
(6)     Citizenship or Place of Organization

       United States__________________________________________________________________

Number of Shares	(7) Sole Voting Power:
Beneficially Owned	25,154,780 shares of Common Stock
by Each Reporting
Person With	(8) Shared Voting Power
	*	N/A

(9) Sole Dispositive Power
25,154,780 shares of Common Stock

(10) Shared Dispositive Power
N/A

       ____________________________________________________________________________
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

       25,154,780 shares of Common Stock______________________________________________

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       N/A_________________________________________________________________________
(13)   Percent of Class Represented by Amount in Row (11)

       60% of Common Stock_______________________________________________________
(14)     Type of Reporting Person

       Individual

ITEM 1.     SECURITY AND ISSUER

       This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of The Furia Organization, Inc. (the "Issuer"), a Utah corporation which has its principal executive offices at 2233 Ridge Road, Suite 102, Rockwall, Texas 75087.

ITEM 2.     IDENTITY AND BACKGROUND

       This statement relates to the securities of the Issuer that were acquired by Michael D. Alexander ("Mr. Alexander") whose principal business is

       Mr. Alexander has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

       Mr. Alexander is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Mr. Alexander acquired 17,654,780 shares of the Common Stock, $.001 par value, of the Issuer on March 18, 2005. Mr. Alexander acquired these shares of the Issuer in exchange for all of his Common Stock of Fronthaul, Inc., a Nevada corporation.

       On March 18, 2005 Mr. Alexander acquired an additional 7,500,000 shares of Common Stock according to his Independent Contractor Agreement dated August 28, 2004 with the Issuer.

ITEM 4.     PURPOSE OF TRANSACTION

       The purpose of the acquisition of the securities of the Issuer by Mr. Alexander was for investment purposes.

       (a)     There are no tentative plans or proposals to acquire additional securities of the Issuer, or the disposition of securities of the Issuer; except that Mr. Alexander has a contract with the Issuer that provides that his percentage of stock ownership (60%) of the Company will not be diluted and that he shall receive additional shares of Common Stock in the event that the Issuer issues new securities.

       (b)     There are no current plans or proposals regarding an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

       (c)     There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

       (d)     There are no plans to change the board of directors, or changing the total authorized number of directors on the Board of Directors, or any change of their term of office.

       (e)     There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

       (f)     There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

       (g)     There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

       (h)     There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from Pink Sheets over-the-counter market.

       (i)     There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

       (j)     There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

       (a)     As of the date hereof, Mr. Alexander is the beneficial owner of 25,154,780 shares of the Common Stock of the Issuer.

       (b)     Mr. Alexander has the sole power to vote and to dispose of the securities of the Issuer described herein.

       (c)      No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Alexander during the 60 days preceding this purchase, except as described in Item 3 hereof.

       (d)     To the best knowledge of Mr. Alexander, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him.

       (e)     Not Applicable.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2005
By: /s/Michael D. Alexander
Michael D. Alexander